NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker

T 202.689.2987

andy.tucker@nelsonmullins.com

June 20, 2023

Via EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

Washington, D.C. 20549

Attn: Rucha Pandit, Donald Field

Re:	Aura FAT Projects Acquisition Corp

Preliminary Proxy Statement on Schedule 14A

Filed June 14, 2023

File No. 001-41350

Dear Sir or Madam:

This letter is sent on behalf of Aura FAT Projects Acquisition Corp (the “Issuer”) in response to correspondence dated June 16, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) setting forth the Staff’s comment to the Issuer’s Preliminary Proxy Statement on Schedule 14A filed June 14, 2023 (the “Registration Statement”). We have reproduced your comment in italics and included our response below.

COMMENT:

Risk Factors, page 20

1.	With a view towards revised disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: The Company respectfully acknowledges the Staff's comment and advises the Staff that Aura FAT Projects Capital LLC, the Company's sponsor, is controlled by and has substantial ties with non-U.S. person(s) in Singapore. The Company added the requested disclosure to the Registration Statement as reflected on Issuer’s Preliminary Proxy Statement Schedule PRER14A, page 22 filed with the Commission today.

If you have any questions, or require any additional information or documents, please contact the undersigned ((202) 689-2987; andy.tucker@nelsonmullins.com).

Sincerely,

/s/ Andrew M. Tucker Andrew M. Tucker

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